UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _____________

Commission file number: 0-14939

America's Car-Mart, Inc. 401(K) Plan

(Full title of the plan and the address of the plan, if different from that of issuer named below)

America's Car-Mart, Inc.

802 SE Plaza Avenue, Suite 200

Bentonville, AR 72712

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits, December 31, 2017 and 2016

Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2017

Notes to Financial Statements

Supplemental Schedules:

Schedule of Assets (Held at End of Year), December 31, 2017

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm

AMERICA'S CAR MART, INC. 401(k) PLAN

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2017 and 2016

WITH

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Administrative Committee

America's Car-Mart, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of America's Car-Mart, Inc. 401(k) Plan (the Plan) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017 and the related notes (collectively, financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year), has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ HoganTaylor LLP

We have served as the Plan’s auditor since 2007.

Fayetteville, Arkansas

June 29, 2018

AMERICA'S CAR MART, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2017 and 2016

	2017	2016
Assets
Cash, non-interest bearing	$2,200	$2,606

Investments, at fair value	8,117,418	6,553,974

Receivables:
Notes receivable from participants	486,295	382,335
Accrued interest and dividends	1,130	440

Total receivables	487,425	382,775

Total assets	8,607,043	6,939,355

Liabilities
Refunds of excess contributions	20,641	-
Due to brokers for securities purchased	1,010	2,012

Total liabilities	21,651	2,012

Net assets available for benefits	$8,585,392	$6,937,343

4

See notes to the financial statements.

AMERICA'S CAR MART, INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2017

Investment income:
Net appreciation in fair value of investments	$1,033,422
Interest and dividends	47,838

Total investment income	1,081,260

Interest income on notes receivable from participants	18,204

Contributions:
Participants	1,151,893
Employer	345,647
Rollovers	2,791

Total contributions	1,500,331

Total additions	2,599,795

Deductions from net assets attributable to:
Benefits paid to participants	1,246,940

Net increase in net assets available for benefits	1,352,855

Transfer from Colonial Auto Finance, Inc. 401(k) Plan	304,401
Transfer to Colonial Auto Finance, Inc. 401(k) Plan	(9,207)

Net assets available for benefits, beginning of year	6,937,343

Net assets available for benefits, end of year	$8,585,392

5

See notes to the financial statements.

AMERICA'S CAR MART, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

Note 1 – Description of Plan

America's Car Mart, Inc. (the “Company” or “Employer”) sponsors the America's Car Mart, Inc. 401(k) Plan (the “Plan”). The following description is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established for the benefit of the employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administrated by a committee appointed by the Company. BOKF, NA (the “Trustee”) serves as the trustee of the Plan, processes and maintains the records of the participant data and holds the Plan's assets.

Eligibility

Employees of the Company are eligible to participate in the Plan and make salary reduction contributions immediately following the later of their employment commencement date or the day they reach 21 years of age, and are enrolled in the Plan immediately upon eligibility. The Plan provides for automatic enrollment at a 2% deferral rate.

Contributions

Participants may contribute up to the maximum annual dollar amount permissible under the Internal Revenue Code (the Code). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also rollover amounts from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, common collective trust funds and Company common stock as investment options for participants.

Under the automatic enrollment feature, participant contributions are initially invested in a MAP Target Date Fund based on the participant's birth date at the time of the first deferral contribution if no investment direction is made by the participant. Eligible employees who do not want to make a contribution may elect to opt out of automatic enrollment, or they may elect a different contribution percentage.

The Plan also provides for discretionary Employer matching contributions, subject to limitations under the Code. Employees of the Company who have completed one year of service are eligible to receive matching contributions. A year of service means a 12-consecutive month period in which an employee has 1,000 or more hours of service.

During 2017, the Company provided a matching contribution equal to 50% of each participant's contributions up to a maximum of 4% of qualifying participant's compensation. Employer matching contributions are based on deferrals made each pay period.

Additional amounts may be contributed by the Employer under the Plan's nonelective provisions at the discretion of the Board of Directors of the Company. In order to be eligible to receive an allocation of Employer nonelective contributions, participants must complete a year of service and work 1,000 hours during the Plan year unless termination due to death, disability or retirement. Allocations of nonelective contributions are based on the proportion of each participant's compensation to the total of all participant's eligible compensation, as defined. There were no discretionary nonelective contributions made during the year ended December 31, 2017.

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Vesting

Participants are immediately vested in their contributions plus or minus any actual earnings or losses thereon. Vesting in Employer contributions is based upon years of service according to the following schedule:

Years of Service	Vesting Percentage

One, but less than two	20%
Two, but less than three	40%
Three, but less than four	60%
Four, but less than five	80%
Five or more	100%

Participants automatically become 100% vested upon normal retirement (attainment of age 65), disability or death. Participants who terminate for any other reason are entitled to the vested amount of their accounts.

Notes receivable from participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance during the preceding 12-month period, or 50% of their vested account balance. Loan terms are not to exceed five years, unless the loan is for a primary residence, in which case the term for repayment may not exceed 15 years. The loans are secured by the balance in the participant's account and bear interest at rates that range from 4.25% to 6.50%, which is based on the prime rate plus one percent on the date of origination. Effective April 10, 2017, the Plan Administrator elected to increase the interest rate from plus one percent to two percent. Only one loan may be outstanding at any given time. Principal and interest are paid ratably through payroll deductions.

Forfeitures

Forfeitures of Employer contributions resulting from participants withdrawing prior to becoming fully vested may be used to restore participant accounts, reduce Employer matching contributions, pay administrative expenses or reallocated to participant accounts as an additional Employer contribution. During 2017, forfeitures in the amount of $45,600 were used to reduce the Employer matching contributions. The Plan had $645 and $750 in unallocated forfeitures at December, 31, 2017 and 2016, respectively.

Participant accounts

Each participant's account is credited with the participant's contributions, Employer matching contributions, and allocations of Employer nonelective contributions and Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Payment of benefits

Upon retirement, termination, disability or death, a participant, or his or her beneficiary in the event of death, may elect to receive a lump-sum amount equal to the vested value of his or her account. Additionally, participants are allowed to take an in-service withdrawal upon reaching the age 59½.

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The Plan allows hardship withdrawals, subject to account balance limits and applicable laws.

Upon employee termination, mandatory distributions are required for balances of less than $5,000. Mandatory distributions above $1,000 made without the participant's consent are paid in a direct rollover to an individual retirement account designated by the Plan Administrator. Generally, certain minimum distributions are required for participants who have separated from service and have reached age 70 ½.

Administrative expenses

The Plan allows administrative expenses to be paid from the Plan's assets.

Note 2 – Summary of Significant Accounting Policies

Basis of accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s committee determines the Plan’s valuation policies utilizing information provided by the Trustee. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis. Net appreciation includes the Plan's gains and losses on investments bought and sold, as well as held during the year.

Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded based on the terms of the Plan.

Refunds of Excess Contributions

Amounts payable to participants for contributions in excess of amounts allowed by the Code are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the 2017 excess contributions to the applicable participants prior to March 15, 2018. There were no excess contribution distributions for 2016.

8

Payment of benefits

Benefits are recorded when paid. There were no benefit payments requested before year end that were not paid.

Note 3 – Fair Value Measurements

Accounting guidance provides a framework for measuring fair value and provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Fair value measurements are classified and disclosed in one of the following categories:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical, unrestricted assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:
- Quoted prices for similar assets or liabilities in active markets
- Quoted prices for identical or similar assets or liabilities in inactive markets
- Inputs other than quoted prices that are observable for the asset or liability
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means for substantially the full term of the assets or liabilities

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2017 and 2016. During the year ended December 31, 2017, there were no transfers of financial instruments between Level 1 and Level 2. The Plan held no Level 3 assets as of December 31, 2017 or 2016.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end.

Company common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Collective investment funds: Stated at fair value as determined by the issuer of the collective investment funds based on the fair market of the underlying investments, which is valued at NAV based on the fair market value of the underlying investments less its liabilities. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. There are no restrictions on redemptions from the collective investment funds, and there are no unfunded commitments to them as of December 31, 2017 or 2016.

These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

9

The following tables set forth by level, within the fair value hierarchy, the Plan's investments at fair value:

		Fair Value Measurement at the End of the Reporting Period Using
	December 31, 2017	(Level 1)	(Level 2)	(Level 3)

Company common stock	$686,481	$686,481	$-	$-
Mutual funds	3,800,189	3,800,189	-	-
Collective investment funds measured at NAV*	3,630,748	-	-	-

Total investments at fair value	$8,117,418	$4,486,670	$-	$-

		Fair Value Measurement at the End of the Reporting Period Using

	December 31, 2016	(Level 1)	(Level 2)	(Level 3)

Company common stock	$679,534	$679,534	$-	$-
Mutual funds	3,566,567	3,566,567	-	-
Collective investment funds measured at NAV*	2,307,873	-	-	-

Total investments at fair value	$6,553,974	$4,246,101	$-	$-

*In accordance with Subtopic 820-10, certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

Note 4 – Risks and Uncertainties

The Plan provides for investments in various investment securities, which are in general exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

Note 5 – Party-in-Interest Transactions

All collective investment funds are managed by BOKF, NA. Transactions with such funds qualify as exempt party-in-interest transactions. Fees paid by the Plan for the investment management services are included in net appreciation in the fair value of investments.

10

Cavanal Hill Investment Management Inc. manages the Cavanal Hill Government Securities Money Market Fund and is a wholly-owned subsidiary BOKF, NA.

Certain administrative expenses incurred in connection with the Plan are paid by the Company. In 2017, the Company paid approximately $101,000, in administrative expenses on behalf of the Plan. The Company will not seek reimbursement from the Plan for the payment of these expenses. Certain administrative functions are performed by officers and employees of the Company. No officer or employee receives compensation from the Plan for these services.

The Plan assets at December 31, 2017 and 2016, also include 15,374 and 15,532 shares, respectively, of America's Car-Mart, Inc. common stock having a fair value of $686,481 and $679,534, respectively. The Company is the Plan Sponsor; therefore, these investment transactions qualify as exempt party-in-interest transactions. Investment in Company common stock is participant directed.

Note 6 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants would become fully vested in the Employer's contributions.

Note 7 – Tax Status

The Company adopted a Volume Submitter Profit Sharing Plan with CODA (the “VSPS Plan”) sponsored by the Trustee. The Internal Revenue Service has determined and informed the Trustee by a favorable opinion letter dated September 30, 2014, that the VSPS Plan is designed in accordance with applicable sections of the Code. The VSPS Plan's opinion letter is being relied on by the Plan. The Plan Administrator believes the Plan is designed and is being operated in compliance with the applicable provisions of the Code. Therefore, the Plan Administrator believes the Plan is qualified and the related trust is tax-exempt.

Note 8 - Transfers

The Company has a related finance company which maintains its own 401(k) plan. The two employer groups constitute an affiliated service group and, therefore, benefits in the plans do not become distributable and the unvested balance in the participant’s account is not forfeitable upon a participants transfer from one employer to the other. When a participant transfers from one employer to the other, any account balance is treated as a transfer between the plans.

11

SUPPLEMENTAL SCHEDULE

12

AMERICA'S CAR MART, INC. 401(k) PLAN

FORM 5500, SCHEDULE H – Part IV, LINE 4i

SCHEDULE OF ASSETS (Held at End of Year)

EIN: 71-0791606

December 31, 2017

Plan Number: 001

(a)	(b) Identity of Issue, Borrower,	(c) Description of Investment Including Maturity Date,	(d)	(e) Curent
	Lessor, or Similar Party	Rate of Interest, Collateral, Par or Maturity Value	Cost	Value

	American Beacon	American Beacon International Equity Fund	**	$ 390,867
	American Funds	American Funds EuroPacific Growth Fund	**	35,455
*	America's Car-Mart, Inc	America's Car-Mart, Inc Common Stock	**	686,481
*	Cavanal Hill	Cavanal Hill Government Securities Money Market Fund	**	546,746
*	BOKF, NA	MAP Conservative	**	10,731
*	BOKF, NA	MAP Target 2010 Fund	**	107,011
*	BOKF, NA	MAP Target 2020 Fund	**	446,008
*	BOKF, NA	MAP Target 2030 Fund	**	887,789
*	BOKF, NA	MAP Target 2040 Fund	**	805,573
*	BOKF, NA	MAP Target 2050 Fund	**	1,024,918
*	BOKF, NA	MAP Target 2060 Fund	**	348,718
	Metropolitan West	Metropolitan West Total Return Bond Fund	**	325,685
	MFS	MFS Value Fund	**	304,107
	T. Rowe Price	T. Rowe Price Growth Stock Fund	**	568,740
	Vanguard	Vanguard 500 Index Fund	**	403,342
	Vanguard	Vanguard Mid-Cap Index Fund	**	724,431
	Vanguard	Vanguard Short-Term Bond Index Fund	**	47
	Vanguard	Vanguard Small-Cap Index Fund	**	500,769
*	Notes receivable from participants	Loans to participants, interest rates at 4.25% to 6.50%, varying maturity dates	-	486,295

*	Issuer is a party-in-interest to the Plan
**	Column (d) cost information not required as accounts are participant directed.

13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrators of America's Car-Mart, Inc. 401(K) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICA'S CAR-MART, INC. 401(K) PLAN
June 29, 2018
	By:	/s/ Vickie D. Judy
Vickie D. Judy
Plan Administrator

14

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23.1	Consent of Hogan Taylor LLP, Independent Registered Public Accounting Firm